SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                FINAL AMENDMENT
                                      to
                                SCHEDULE 13E-4
                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                            Panther Partners, L.P.
                               (Name of Issuer)

                            Panther Partners, L.P.
                     (Name of Person(s) Filing Statement)

                         Limited Partnership Interests
                        (Title of Class of Securities)
With a copy to:
Ms. Edna Parry or
Mr. H. Winston Holt, IV                             Ms. Yukako Kawata, Esq.
Panther Management Company, L.P.                    Davis Polk & Wardwell
101 Park Avenue                                     450 Lexington Avenue
New York, New York 10178                            New York, NY 10017
(212) 984-2500                                      (212) 450-4000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) Filing Statement)
                               December 2, 1996
                      (Date Tender Offer First Published,
                      Sent or Given to Security Holders)
                           Calculation of Filing Fee

  Transaction Valuation: $200,000,000        Amount of Filing Fee: $40,000

(a) Calculated as the aggregate maximum purchase price for limited partnership interests.
(b)         Calculated as 1/50th of 1% of the Transaction Valuation.
[X ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $30,000; $10,000

Form or Registration No.: 005-44541

Filing Party: Panther Partners, L.P.

Date of Filing: October 30, 1996; December 2, 1996



            This final Amendment amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") dated October 28, 1996 filed on October 30, 1996 by Panther Partners, L.P., a closed-end, non-diversified, management investment company organized as a Delaware limited partnership (the "Fund"), as amended and supplemented by Amendment No. 1 thereto dated December 2, 1996, relating to the Fund's offer to purchase up to $200,000,000 of Interests. Terms defined in the Statement and not separately defined herein shall have the meaning of such term in the Statement.

ITEM 1.           Security and Issuer

            A total of $ 78,101,616 of Interests were validly tendered and not withdrawn for purchase at their net asset value as of close of business on December 31, 1996. The Fund has purchased all such validly tendered Interests, and as a result no proration factor has been applied.




                                 SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PANTHER PARTNERS, L.P.

                                    By: Panther Management Company, L.P.
                                        Corporate General Partner

                                    By: Panther Management Corporation
                                        Sole General Partner


                                        By:/s/ Nolan T. Altman
January 14, 1997                            Name:  Nolan T. Altman
                                            Title:    Chief Financial Officer